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SEC Mail Processing Section
FEB 29 2016
Wasnington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/2014 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STARR STRATEGIC PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue (17th Floor)
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert 212-485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchov Krause, LLP
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street (Suite 800)	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Niu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starr Strategic Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



2/26/16

Notary Public

JOHN YUE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YU6187516
Qualified in Kings County
My Commission Expires May 19, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Starr Strategic Partners, LLC

Financial Statements

Including Report of
Independent Registered Public Accounting Firm
as of December 31, 2015

Starr Strategic Partners, LLC

Table of Contents
December 31, 2015



Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Report of Independent Registered Public Accounting Firm

Sole Member of
Starr Strategic Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Starr Strategic Partners, LLC as of December 31, 2015. The statement of financial condition is the responsibility of Starr Strategic Partners, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Starr Strategic Partners, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 26, 2016

Starr Strategic Partners, LLC

Statement of Financial Condition
December 31, 2015

Assets

Assets		
Cash and cash equivalents	$	628,919
Receivables from customers		148,333
Other assets		21,330
Total assets	$	798,582

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	144,264
Deferred revenue		201,250
Total liabilities		345,514
Member's Equity		
Member's equity		453,068
Total liabilites and member's equity	$	798,582

See notes to financial statements

1. Nature of Business

Starr Strategic Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single-member limited liability company owned entirely by Starr Global Financial, Inc. ("Starr" or the "Parent"), which is wholly owned by Starr Insurance Holdings, Inc.

During April 2015, the Company applied and received an approval from FINRA to change its fiscal year from August 31 to December 31, effective December 31, 2015. This change in fiscal year was done by the Company to match the fiscal reporting period of the Parent.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts, and thus does not carry margin accounts or receive customer funds or securities, which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2015.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition

The Company recognizes revenues on the accrual basis as earned. Service income revenue includes fees earned from providing merger-and-acquisition and financial restructuring advisory services and such fees are recognized as income when the Company renders the related services. Amounts billed or collected which will be earned in future months are shown as deferred revenues. The Company has no deferred revenues whose future earning period exceeds one year as of December 31, 2015.

Receivables from Customers

Receivables from customers are stated at their outstanding balances. The Company considers these receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $ -0- at December 31, 2015.

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for federal and state income tax purposes. Thus, the Company's financial activity is reported in conjunction with the federal and state tax filings of Starr and as such there are no open tax years in regards to the Company.

The Company accounts for uncertainty in income tax positions under the Financial Accounting Standards Board guidance, which clarifies the recognition by prescribing the threshold a tax position is required to meet before being recognized in the financial statements. Under these provisions of accounting for uncertain tax positions, the Company has no required accruals at December 31, 2015.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for sixteen month period ended December 31, 2015; consequently, the financial statements have not included the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2015 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

3. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $283,405, which was $260,371 in excess of its required net capital of $23,034. The Company's aggregate indebtedness to net capital ratio was 1.22 to 1 at December 31, 2015.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

4. Related Party Transactions

Pursuant to an administrative cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with Starr, based on management estimates of time allocation. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2015, the Company owed Starr $124,378 towards shared costs.

Starr Strategic Partners, LLC

New York, NY

Agreed Upon Procedures

Including Form SIPC-7

As of December 31, 2015 and for the sixteen month period then ended

Starr Strategic Partners, LLC
TABLE OF CONTENTS



Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

To the Sole Member of
Starr Strategic Partners, LLC
New York, New York

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the 16 month period ended December 31, 2015, which were agreed to by Starr Strategic Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Starr Strategic Partners, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the 16 month period ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the 16 months period ended December 31, 2015 noting the following differences:
    1) Item 2a on page 2 of Form SIPC-7 shows a balance of $2,164,569 while Form X-17A-5 reflects a balance of $2,070,819. As a result of this, item 2e, the General Assessment balance of $5,411 on Form SIPC-7 has been overstated in the amount of $234.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 15
(Read carefully the Instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066153 FINRA DEC 3/3/2004
STARR STRATEGIC PARTNERS LLC
399 PARK AVE 17TH FLR
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $5,411

B. Less payment made with SIPC-6 filed (exclude interest) (525)
FEB 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4,886

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ wired

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STARR STRATEGIC PARTNERS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of FEBRUARY, 20 16.

FIN-OP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Sept 1, 2014 and ending DEC 31, 2015
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,164,569
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$2,164,569
2e. General Assessment @ .0025	$5,411

(to page 1, line 2.A.)

Starr Strategic Partners, LLC

New York, New York

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2015 and for the Period September 1, 2014 through December 31, 2015

Starr Strategic Partners, LLC

TABLE OF CONTENTS



BAKER TILLY

Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Starr Strategic Partners, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Starr Strategic Partners, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Starr Strategic Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Starr Strategic Partners, LLC stated that Starr Strategic Partners, LLC met the identified exemption provisions as of December 31, 2015 and throughout the period September 1, 2014 through December 31, 2015 without exception. Starr Strategic Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Starr Strategic Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 26, 2016

STARR STRATEGIC PARTNERS, LLC
399 PARK AVENUE, 17TH FLOOR
NEW YORK, NY 10022

X. RICK NIU
PRESIDENT

Exemption Report

February 26, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Starr Strategic Partners, LLC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from September 1, 2014 through December 31, 2015 because we do not hold customer funds or safekeep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";." Starr Strategic Partners, LLC met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(i) for the period September 1, 2014 through December 31, 2015, without exception.

Kindest regards,



Rick Niu
President